EX-99.77J REVALUATION

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended September 30, 2012, the Chase Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Undistributed Net Investment Income/(Loss)	Accumulated Net Realized Gain/(Loss)	Paid-in Capital
Growth Fund	$296,132	$(296,132)	$-
Mid-Cap Fund	46,037	-	(46,037)

The reclassifications have no effect on net assets or net asset value per share.